[ING FUNDS LOGO]

April 22, 2013

VIA EDGAR

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Partners, Inc.

(File Nos. 333-32575; 811-8319)

Dear Ms. Marquigny:

This letter responds to comments provided to Jay Stamper and Paul Caldarelli on April 8, 2013, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment No. 59 filed on or about February 7, 2013, to the Registration Statement on Form N-1A for ING Partners, Inc. (the “Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

General Comments

1.              Comment:                                     The Staff requested that pursuant to Instruction 1 to Item 1 on Form N-1A the Registrant present information on the front cover in the call out box in a single sentence and pair down its contents.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant believes the additional disclosure is appropriate and in compliance with General Instruction C. 3(b).

2.              Comment:                                     The Staff requested that pursuant to Item 2 on Form N-1A the Registrant delete or move any additional language included in the investment objectives section of each prospectus that would be considered strategy disclosure.  Many of the investment objectives contain more than one sentence which could be moved to Item 4.

Response:                                        The Registrant appreciates the Staff’s comment but believes the portfolios’ investment objectives are properly disclosed.  In addition, any changes to these investment objectives would require a 60 day notification to shareholders.  These investment objectives have been stated in this manner since a portfolio’s inception.  Any new portfolios that are filed will contain investment objectives that do not contain any statements that would be considered investment strategy disclosure.

Fee Tables

3.              Comment:                                     The Staff requested that the fee tables in each prospectus only reflect waivers or reimbursements, and related footnotes, if such waiver will impact the total annual portfolio operating expenses presented in the table in accordance with Instruction 3(e) to Item 3 of Form N-1A.

Response:                                        The Registrant confirms that the fee waivers or reimbursements, and related footnotes, will only be included in accordance with Instruction 3(e) to Item 3 of Form N-1A.

4.              Comment:                                     The Staff requested that the Registrant confirm that the expenses associated with investments in other investment companies and ETFs are reflected in the line item for “Acquired Fund Fees and Expenses” or were considered in determining that the line item was not required in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:                                        The Registrant confirms that the line item “Acquired Fund Fees and Expenses” has been included for those portfolios whose investment in other investment companies and ETFs exceeded 0.01% of average net assets of a portfolio in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Expense Examples

5.              Comment:                                     The Staff requested that the language after the Expense Examples “The Examples reflect applicable expense limitation agreements and/or waivers in effect, if any, for the one-year period and the first year of the three-, five-, and ten-year periods.” should be deleted.  Pursuant to Form N-1A it is not permitted or required disclosure.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant believes this disclosure is additional information that should be provided to a shareholder in order to completely understand the fee arrangements for a portfolio and their impact on the expenses of a portfolio.  In addition, the Registrant does not believe that Item 3 is intended to prevent the Registrant from disclosing such circumstances, and accordingly, the Registrant believe that the current disclosure is in compliance with Instruction 3(e) to Item 3.

General Language

6.              Comment:                                     The Staff requested that the Registrant consider changing certain qualifiers, i.e. “mostly”, “primarily”, and “substantial” to something more descriptive.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant believes that these are commonly used and understood terms throughout the mutual fund industry.

7.              Comment:                                     The Staff requested that the Registrant disclose if the Registrant is using derivatives to comply with the 80% investment requirement of the “names rule” (Rule 35d-

1).  If derivatives are being used in order to comply with Rule 35d-1, the Staff requested that the Registrant include this as one of its “Principal Investment Strategies.”

Response:                                        The Registrant confirms that those portfolios that are using derivatives in order to comply with their 80% investment requirement have been properly disclosed in their respective principal investment strategies.

8.              Comment:                                     The Staff requested that the Registrants provide brief descriptions of certain terms related to how an investment adviser categorizes certain investments that are currently undefined in the disclosure, i.e. “growth” and “value.”

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants believe that these are commonly used and understood terms throughout the mutual fund industry.

9.              Comment:                                     The Staff requested that the Registrant remove the statement as to providing 60 days’ notice to changes in the portfolios’ investment policies as this is not permitted or required by Form N-1A in the Summary section, unless it was a “Principal Investment Strategy.”

Response:                                        The Registrant appreciates the Staff’s comment, but the Registrant believes that the Rule 35d-1 disclosure is an important part of the portfolios’ “Principal Investment Strategies.”

10.       Comment:                                     The Staff requested that if the Registrant has multiple sub-advisers managing a particular fund, the Registrant add this to the description of their investment strategies.  The Staff also requested that where this was the case, the Registrant also add risk disclosure related to having multiple sub-advisers, i.e. poor allocation between sub-advisers resulting in poor performance.

Response:                                        The Registrant appreciates the Staff’s comment but currently the portfolio relevant to this Registrant that has disclosed multiple sub-adviser arrangements (ING Global Bond Portfolio) is not currently being managed by multiple sub-advisers and therefore no additional disclosure is necessary.

11.       Comment:                                     The Staff requested that the Registrant consider moving language included in the “Principal Investment Strategy” section of the prospectus that reads “The Portfolio may invest in other investment companies, including exchange-traded funds…” from the disclosure in response to Item 4 of Form N-1A to the disclosure in response to Item 9 of Form N-1A, where applicable.  The Staff commented that this particular disclosure seemed to be included for funds/portfolios that did not actually invest in other investment companies.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant believes that this disclosure is appropriate to include in response to Item 4 of Form N-1A.

12.       Comment:                                     The Staff requested that the Registrants consider moving language included in the “Principal Investment Strategy” section of the prospectus that discusses the potential for the fund/portfolio to lend securities from the disclosure in response to Item 4 of Form N-1A to the disclosure in response to Item 9 of Form N-1A, where applicable.  The Staff commented that if the fund/portfolio was simply permitted to lend but did not do so as a means to achieve its investment objective it should be moved from Item 4 to Item 9.

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants believe that this disclosure is appropriate to include in response to Item 4 of Form N-1A.

13.       Comment:                                     Pursuant to Item 4(b)(1)(iii) of Form N-1A the Staff requested that the Registrant confirm that where the following language is included in the prospectus, “An investment in the Fund/Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency,” the portfolio is actually advised by or sold through an insured depository institution.  If this is not the case, the Staff requested that the Registrant remove such language.

Response:                                        The Registrant prefers to leave the disclosure in the prospectuses because the Registrants believe that the portfolios may be sold through an insured depository institution.

Performance Information

14.       Comment:                                     The Staff requested that the Registrant remove the language that states “Thus, you should not compare the Portfolio’s performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan,” as not permitted or required by Form N-1A in the Summary section.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant believes that this disclosure is appropriate and believes that the language is clear in disclosing to the investor that he/she should compare the performance but only after taking into account the fees charged at the investment product level.

15.       Comment:                                     The Staff requested that the horizontal (“0”) axis on the performance chart be clearly labeled.

Response:                                        The Registrant appreciates the Staff’s comment but believes that the disclosure is clear that the information above the line is positive and the information below the line is negative. We will take the comment under consideration for future filings.

16.       Comment:                                     The Staff requested that the Registrant show negative performance with a negative sign rather than a parenthetical.

Response:                                        The Registrant is taking this request under consideration but was not able to coordinate the different technologies in use for our content management system, accounting system and XBRL.

17.       Comment:                                     The Staff requested that for performance percentages reflected in the bar chart that are close to zero the Registrant confirms that it would be clearly visible as below or above the zero axis.  The Staff commented that for certain of the smaller numbers it looked like the bar chart reflected these as a flat line or zero.

Response:                                        The Registrant confirms that percentages that are close to zero will be clearly visible.  These amounts appear in color (orange) in electronic and printed versions and when viewed in black and white they become blurred with the bar line which is black.

18.       Comment:                                     The Staff requested that the Registrant move the footnotes to the performance table into the chart as a parenthetical as shown in Item 4 of Form N-1A.

Response:                                        The Registrant appreciates the comment, but the Registrant believes that adding that disclosure as a parenthetical would make the table confusing due to the formatting of the table.

19.       Comment:                                     The Staff requested that the Registrant modify the performance preambles to explain why more than one performance index is used to compare to the fund/portfolio.  The Staff commented that the Registrant should explain why the additional index is useful.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant believes no further information on the additional indices is necessary pursuant to Instruction 6 to Item 27(b)(1) of Form N-1A.

20.       Comment:                                     The Staff requested that the language in the “Purchase and Sale of Portfolio Shares” section that references certain parties who are permitted to purchase shares, i.e. “certain investment advisers and their affiliates” and “permitted investors,” be changed to better explain who is actually permitted to purchase shares.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant believes that, consistent with exemptive relief received by the Registrant, the disclosure makes clear who may purchase shares of the portfolios and further revisions are not necessary.

21.       Comment:                                     The Staff requested that the Registrant consider changing the language included in the prospectus in response to Item 9 of Form N-1A which includes a reference to the fund’s/portfolios’s summary prospectus “for a complete description” of the fund/portfolio “Principal Investment Strategies.”   The Staff suggested referencing the Summary Principal Investment Strategies without saying “for a complete description.”

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant believes that the disclosure is appropriate.

Management of the Portfolios

22.       Comment:                                     The Staff requested that the Registrant confirm that the language included in the prospectus regarding the investment adviser be updated with the filing of the 485(b) filing.  The Staff requested that the Registrant represent that if anything changes with regard to the investment adviser the Registrants will update the language appropriately.

Response:                                        The Registrant confirms that updated information with respect to the investment adviser will be included in the portfolios’ 485(b) filing.  The Registrant also confirms that if anything changes with regard to the investment adviser, that has not been previously disclosed, the Registrant will take actions to update shareholders.

23.       Comment:                                     The Staff requested that, pursuant to Item 10(a)(2) of Form N-1A, where applicable the Registrant add supplemental disclosure regarding the current employment of each portfolio manager to clarify that a current title held by a portfolio manager has been held for the past five years or disclose previous titles held within the past five years.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant believes the current disclosure is appropriate in response to Item 10(a)(2) of Form N-1A.

24.       Comment:                                     The Staff requested that the Registrant update the language that describes each of the portfolio manager’s responsibilities to distinguish the duties of each portfolio manager from each other.  The Staff commented that where the Registrant describes affiliated portfolio manager’s duties the description is responsive, but where the Registrant describes unaffiliated portfolio manager’s duties it needs to be more detailed.

Response:                                        The Registrant appreciate the Staff’s comment but the Registrant believes the current disclosure is appropriate in response to Item 10(a)(2) of Form N-1A.  However, the Registrant will review for future filings.

How Shares are Priced

25.       Comment:                                     The Staff requested that the Registrant clarify who the designated agent of a portfolio is that is referred to in the last paragraph of the “How Shares are Priced” section of the prospectus.

Response:                                         The Registrant appreciates the Staff’s comment but the Registrant believes that given various separate accounts may invest in the portfolios and the nature of the entities that may invest in the portfolios the disclosure is appropriate.

Fund Specific Comments

ING Fidelity Master/Feeder Portfolios (All) Class ADV and Class S Prospectus

26.                 Comment:                           The Staff requested that the Registrant remove footnotes 2 and 3 to the Annual Portfolio Operating Expenses which further breaks down the expenses of the portfolios or add to footnote 1.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes the presentation is more helpful and clear to apply the footnotes to applicable fee or line items in the table.

Key Portfolio Information Section

27.                 Comment:                           With respect to the section entitled “Portfolio Diversification” the Staff requested that the Registrant explain the reason the portfolios may be diversified even though the portfolios are invested 100% in the respective Master Funds.

Response:                             The Registrant appreciates the Staff’s comment but consistent with previous SEC guidance the portfolios may “look through” to the Master Funds’ investments to determine consistency with their fundamental investment policies with respect to diversification.

28.                 Comment:                           With respect to the section entitled “Temporary Defensive Strategies” the disclosure discusses situations where the portfolio and the Master Fund can take temporary defensive positions.  From this disclosure it is unclear if the portfolio makes decisions independently from the Master Fund if that is the case please revise to state that instead.

Response:                             The Registrant appreciates the Staff’s comment but believes the disclosure is appropriate as in light of certain market conditions the portfolio could cease investing in the Master Fund.

More Information about the Portfolios Section

29.                 Comment:                           With respect to the section entitled “Master/Feeder Mutual Fund Structure” the Staff requested that the Registrant revise the disclosure in the last paragraph to identify “FMR” as the investment adviser to the Master Funds.

Response:                             The Registrant has revised the disclosure as requested.

How to Buy and Sell Shares Section

30.                 Comment:                           With respect to the table in the section entitled “Distribution Plan and Shareholder Service Plan” please revise the disclosure to indicate whether or not this table indicates the fees of the portfolio or the portfolio and the Master Fund.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes that the disclosure is clear that these fees are with respect to the portfolios only.  In addition, the paragraphs following the table indicate the amount of 12b-1 fees paid to the Master Fund.

ING Fidelity® VIP Contrafund® Portfolio

31.                 Comment:                           The Staff requested that the Registrant revise the risk entitled “Market Capitalization” so that it is tailored to the principal investment strategies of the portfolio.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes the disclosure contained in this risk is appropriate in the case where no specific market capitalization is stated in the principal investment strategies.

ING Fidelity® VIP Equity-Income Portfolio

32.                 Comment:                           The Staff noted that the portfolio’s principal investment strategies references the Master Fund’s investments in “income producing equity securities” and the portfolio’s principal risks section contains the risk entitled “Dividend.”  The Staff requested that the Registrant revise the portfolio’s principal investment strategies to include the same term of “dividend” so that it is clear where the risk originates from.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes that the current disclosure is appropriate and it is clear that “income producing equity securities” includes dividends.

33.                 Comment:                           The Staff requested that the Registrant include the reference to “junk bonds” in the section of the portfolio’s principal investment strategies that references the Master Fund’s investments in “lower-quality debt securities.”

Response:                             The Registrant has revised the disclosure as requested.

34.                 Comment:                           The Staff requested that the Registrant revise the section of the portfolio’s principal investment strategies that references the Master Fund’s investments in “foreign issuers” to include disclosure that indicates that the Master Fund has exposure to foreign currencies. Otherwise it does not make sense to include the risk entitled “Currency” in the portfolio’s principal risks section.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes generally “currency risk” is inherent in investments in foreign securities and therefore no further disclosure is necessary.

ING Fidelity® VIP Mid Cap Portfolio

35.                 Comment:                                The Staff requested that the Registrant include the market capitalization ranges of the indices referenced in the portfolio’s principal investment strategies that the Master Fund uses to define “medium market capitalizations.”

Response:                             The Registrant has revised the disclosure as requested.

36.                 Comment:                           The Staff requested that the Registrant revise or clarify the section of the portfolio’s principal investment strategies that references the Master Fund’s investments “can potentially include companies with smaller or larger market capitalizations” as the disclosure seems to indicate that there is discretion to include investments outside the 80% language.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes the disclosure is appropriate as the portfolio may have investments outside the 80% investment requirement of investment in medium or mid- capitalizations.

ING Index Solution Portfolios Class T Prospectus

37.                 Comment:                           The Staff requested that the Registrant revise footnote 2 to the Annual Operating Expenses table to reflect that blended management fee will be applied and that one fee will be charged and remove the word “bifurcated.”

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes that the current disclosure is clear and appropriate.

38.                 Comment:                           With respect to the distribution fee waiver that is referenced in footnote 4 of the Annual Operating Expenses table, the Staff requested that the Registrant revise to add additional disclosure to clarify whether or not the fee waiver can be terminated earlier than the date indicated.

Response:                              The Registrant appreciates the comment but the Registrant believes that the disclosure is clear that the waiver will be in place for at least one year from the date of the prospectus.

39.                 Comment:                           The Staff requested that the Registrant revise the portfolios’ principal investment strategies to include the investment objectives and principal investment strategies of the underlying funds to align with the reference of “Underlying Funds” in the portfolios’ principal investment strategies.  In the alternative, the Staff recommended including a cross referencing statement to see the section entitled “Key Information about the Underlying Funds” if a summary prospectus would not be used or delivered to shareholders.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes the current disclosure is appropriate and consistent with Form N-1A.

40.                 Comment:                           With respect to the “deviation” language contained in the second paragraph of the portfolios’ principal investment strategies, the Staff requested that the Registrant clarify the reference to deviating “in light of market conditions” as it is not clear when the sub-adviser may deviate from the Target Allocations.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes that this language is clear and appropriate.

41.                 Comment:                           With respect to references in the portfolios’ investment strategies that the portfolios may also invest in derivatives, exchange-traded funds, and exchange-traded notes, the Staff requested that the Registrant include disclosure to describe or explain how the sub-adviser decides to invest in these types.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes that the disclosure with respect to the use of derivatives explains when the sub-adviser would invest in these types of investments.  In addition, the portfolios’ investments in exchange-traded funds would fall under the category of the underlying funds in which the portfolios may invest in addition to the ING Funds that serve as underlying fund options.  Last, the Registrant has removed the reference to exchange-traded notes from the portfolios’ principal investment strategies at the request of the sub-adviser.

42.                 Comment:                           The Staff requested that the Registrant provide a unique glide path for each “target date” fund due to the fact that it is hard to determine on the glide path where your target allocations would be given the additional “+/- 10% deviation” language.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes that a shareholder can determine their equity and debt exposure according to a portfolio’s target allocations.  In addition, the Registrant believes that the “+/- 10% deviation” language has been drafted such that it is clear that this is not a normal or standard position the portfolios would take.

43.                 Comment:                           The Staff commented that the principal investment strategies and principal risks for all of the portfolios are identical regardless of the target date and it would seem that each year the portfolios’ principal investment strategies would be unique as they approach their target dates.

Response:                             The Registrant appreciates the Staff’s comment but submits that the types of investments in which each portfolio would not necessarily change each year but the target allocations between equity and debt instruments of each portfolio would change as the portfolio reaches its respective target date. In addition, for those portfolios that currently have identical target allocations (ING Index Solution 2040 Portfolio, ING Index Solution 2045 Portfolio, and ING Index Solution 2055 Portfolio), over time the target allocations will change and differentiate as the portfolios approach their target dates.

Key Portfolio Information

44.                 Comment:                           With respect to the section entitled “Conflicts of Interest,” the Staff requested that the Registrant confirm if the new management fee structure for the portfolios would have any impact on the current adviser’s conflicts of interest.

Response:                             The Registrant confirms that the new fee structure will not have any impact on the adviser’s conflicts of interest.

Key Information about the Underlying Funds

45.                 Comment:                           The Staff requested that the Registrant add disclosure to the fund description for ING RussellTM Mid Cap Index Portfolio to explain the term “consumer discretionary sector.”

Response:                              The Registrant appreciates the Staff’s comment but the Registrant believes that this is a commonly understood term and therefore further disclosure is not necessary.

46.                 Comment:                           The Staff requested that the Registrant clarify which underlying funds the risk entitled “Investment Model” risk would be applicable to.  In addition, the Staff questioned whether this risk should also apply to the portfolios.

Response:                             The Registrant appreciates the Staff’s comment but the risks applicable to the underlying funds are indicated in their fund descriptions stated earlier in this section and further disclosure is not necessary.  The Registrant also believes that the risk entitled “Asset Allocation” risk is the more appropriate risk that is applicable to the portfolios.

Management of the Portfolios

47.                 Comment:                           With respect to a portion of the “Restructuring Plan” language that discusses potential interruption of the business operations of the adviser as result of the Restructuring Plan, the Staff inquired if this might have more of an impact on the “Target Date” funds in that they might be more sensitive to poor performance given the interruptions listed.

Response:                             The Registrant does not believe the Restructuring Plan will have any adverse impact on the portfolios.

How to Buy and Sell Shares

48.                 Comment:                           With respect to the section entitled “Distribution and Shareholder Service Plan,” the Staff requested that the Registrant clarify the term “personal services” that is disclosed in the second paragraph (which discusses the shareholder services fees).

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes that these types of services are discussed earlier in this paragraph when discussing “shareholder and administrative services” and therefore further disclosure is not necessary.  In addition, further discussion of these services is also included in the portfolios’ statement of additional information.

ING Solution Aggressive Portfolio Class I Prospectus

49.                 Comment:                           The Staff requested the Registrant clarify the portfolio’s target allocations in the portfolio’s principal investment strategies as the other fund-of-funds had clear disclosure with respect to the target allocations between equity securities and debt instruments.

Response:                             The Registrant appreciates the Staff’s comment but this portfolio will not have an allocation to underlying funds that invest in debt instruments.  The current strategy language is accurate which states the portfolio will “invest up to 100% in underlying funds that predominantly invest in equity securities.”

50.                 Comment:                           With respect to references in the portfolio’s investment strategies that the portfolio may also invest in derivatives, exchange-traded funds, and exchange-traded notes, the Staff requested that the Registrant include disclosure to describe or explain how the sub-adviser decides to invest in these types.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes that the disclosure with respect to the use of derivatives explains when the sub-adviser would invest in these types of investments.  In addition, the portfolio’s investments in exchange-traded funds would fall under the category of the underlying funds in which the portfolio may invest in addition to the ING Funds that serve as underlying fund options.  Last, the Registrant has removed the reference to exchange-traded notes from the portfolios’ principal investment strategies at the request of the sub-adviser.

51.                 Comment:                           The Staff requested that the Registrant add the risk entitled “Index Strategy” and risks associated with Floating Rate Loans to the principal risks section or explain why they are not needed.

Response:                             The Registrant has revised the disclosure as requested.

ING Solution Balanced Portfolio Class I Prospectus

52.                 Comment:                           The Staff requested that the Registrant add additional disclosure to the portfolio’s principal investment strategies for context as to what a “balanced” strategy is.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes that the disclosure is clear as the portfolio’s principal investment strategies disclose the equity and debt ratio when discussing the portfolio’s target allocations.

53.                 Comment:                           With respect to the “+/- 10% deviation language” that is included in the 2nd paragraph of the portfolio’s principal investment strategies, the Staff requested that the Registrant confirm that the percentage of debt or equity exposure would still be at least 25% pursuant to Rule 35d-1 for the term “balanced.”

Response:                             The Registrant appreciates the Staff’s comment but submits that pursuant to footnote 42 to the Investment Company Act of 1940 Release No. IC 24828, “balanced” funds are not subject to Rule 35d-1.

54.                 Comment:                           The Staff requested that the Registrant confirm that the portfolio’s benchmark will remain the S&P Target Risk Growth Index given that the portfolio’s name is changing.

Response:                             The Registrant confirms that the portfolio’s current benchmark referenced above is correct.

ING Solution Conservative Portfolio Class I Prospectus

55.                 Comment:                           The Staff requested that the Registrant confirm that the derivatives that the types of derivatives that are listed in the portfolio’s principal investment strategies should be the same for ING Solution Balanced Portfolio.

Response:                             The Registrant confirms that the principal investment strategy disclosure accurately lists the types of derivatives in which the portfolio may invest.

ING Solution 2030 Portfolio Class I Prospectus

56.                 Comment:                           The Staff requested that the Registrant confirm that the correct benchmark for this portfolio is the S&P Target Date 2035 Index.

Response:                             The Registrant appreciates the Staff’s comment and has revised the disclosure to reflect the S&P Target Date 2030 Index as the portfolio’s benchmark.

ING Solution 2050 Portfolio Class I Prospectus

57.                 Comment:                           The Staff requested that the Registrant confirm that the S&P Target Date 2045 Index is the correct benchmark for the portfolio.

Response:                             The Registrant confirms that the S&P Target Date 2045 Index is currently the correct benchmark for the portfolio.

ING Solution 2055 Portfolio Class I Prospectus

58.                 Comment:                           The Staff requested that the Registrant confirm that the S&P Target Date 2045 Index is the correct benchmark for the portfolio.

Response:                             The Registrant confirms that the S&P Target Date 2045 Index is currently the correct benchmark for the portfolio.

ING Baron Growth Portfolio Class ADV and Class S Prospectus

59.                 Comment:                           The Staff requested that the Registrant revise the portfolio’s principal investment strategies to include disclosure to described how the sub-adviser identifies growth companies.

Response:                             The Registrant appreciates the Staff’s comment and has revised the portfolio’s principal investment strategies as requested.

60.                 Comment:                           The Staff requested that the Registrant include the risk entitled “Sovereign Debt” in the portfolio’s principal risks if appropriate.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant does not believe including this risk is needed.

61.                 Comment:                           The Staff requested that the Registrant move footnote 2 to the Average Annual Total Returns table, which discloses a change to the portfolio’s primary benchmark, to the performance preamble and also include a discussion as to why the new benchmark is appropriate.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes that the current presentation and disclosure is appropriate and responsive to Instruction 2(c) to Item 4(b)(2).

ING Columbia Contrarian Core Portfolio Class ADV and Class S Prospectus

62.                 Comment:                           The Staff requested that the Registrant include the risk entitled “Credit Default Swaps” risk in the portfolio’s principal risks.

Response:                             The Registrant appreciates the Staff’s comment and has included this risk in the portfolio’s principal risks section as requested.

ING Global Bond Portfolio Class ADV and Class S Prospectus

63.                 Comment:                           The Staff noted that the portfolio’s principal investment strategies states that the portfolio may invest in “shares of ING Prime Rate Trust, a closed-end investment company that invest in Senior Loans.”  The Staff requested that the Registrant include a reference to this statement that this fund is affiliated with the portfolio.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes that the disclosure is clear that ING Prime Rate Trust is affiliated with the portfolio.

64.                 Comment:                           With respect to the 4th paragraph of the portfolio’s investment strategies, the Staff requested that the Registrant include the reference “junk bonds” along with the reference of the portfolio’s investments in “high-yield debt securities rated below investment grade.”

Response:                             The Registrant appreciates the Staff’s comment and the Registrant has revised the portfolio’s principal investment strategies as requested.

ING Invesco Comstock Portfolio Class ADV and Class S Prospectus

65.                 Comment:                           With respect to the 4th paragraph of the portfolio’s principal investment strategies, the Staff noted that the last three sentences appear to be risk related language and requests that the Registrant remove the language or move to the principal risks section.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes the disclosure is appropriate.  However, the Registrant will consider revising in future filings.

66.                 Comment:                           The Staff noted that two benchmarks are included in the portfolio’s Average Annual Total Returns table with the Russell 1000® Value Index appearing first and next the S&P 500 Index.  The Staff requested that the Registrant confirm which benchmark is intended to be the primary benchmark.

Response:                             The Registrant confirms that the Russell 1000® Value Index is the portfolio’s primary benchmark.

ING Invesco Equity and Income Portfolio Class ADV and Class S Prospectus

67.                 Comment:                           The Staff requested that the Registrant include disclosure in the portfolio’s principal investment strategies that indicates the allocation between equity securities and debt instruments.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant does not believe this disclosure is necessary as the portfolio’s principal investment strategies states that the portfolio will invest 80% of its net assets in equity and income securities.

68.                 Comment:                           With respect to the 2nd paragraph of the portfolio’s principal investment strategies, the Staff noted that a section states that the portfolio may invest in investment grade securities “or unrated securities determined by the sub-adviser to be of comparable quality.”  The Staff requested that the Registrant include language as to how the sub-adviser will determine such securities.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes that the current disclosure is adequate.

69.                 Comment:                           With respect to the 3rd paragraph of the portfolio’s principal investment strategies, the Staff noted that the last sentence appears to be risk related language and requests that the Registrant remove the language or move to the principal risks section.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes the disclosure is appropriate.  However, the Registrant will consider revising in future filings.

70.                 Comment:                           With respect to the 6th paragraph of the portfolio’s principal investment strategies, the Staff noted that the disclosure indicates that the portfolio may invest in “certain restricted securities.”  The Staff requested that if the sub-adviser intends to invest in these types of securities, that the Registrant revise the portfolio’s principal investment strategies to specify which ones.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes the current disclosure is adequate.

71.                 Comment:                           With respect to the risk entitled “Asset Allocation” in the portfolio’s principal risks section, the Staff requested that the Registrant revise the risk disclosure to remove the reference to money market instruments as the portfolio’s principal investment strategies do not indicate investment in money market instruments.

Response:                             The Registrant has revised the risk disclosure as requested.

ING JPMorgan Mid Cap Value Portfolio Class ADV and Class S Prospectus

72.                 Comment:                           With respect to the 4th paragraph of the portfolio’s principal investment strategies, the Staff requested that the Registrant rewrite the following statement into plain English:  “The Sub-Adviser, in conjunction with their assessment of valuation, will overlay their subjective analysis of business and management factors to for a view of the stock’s future potential.”

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes the disclosure is clear.

73.                 Comment:                           With respect to the 5th paragraph of the portfolio’s principal investment strategies, the Staff requested that the Registrant rewrite the following statement into plain English:  “A change in the original reason for purchase of the original investment may cause the security to be eliminated from the Portfolio.”

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes the disclosure is clear.

ING Oppenheimer Global Portfolio Class ADV and Class S Prospectus

74.                 Comment:                           With respect to the risk entitled “Focused Investing” included in the portfolio’s principal risks section, the Staff requested that the Registrant clarify what part of the portfolio’s principal investment strategies initiates the need for this risk.

Response:                             The Registrant submits that the following statement contained in the 6th paragraph of the portfolio’s principal investment strategies initiates the need for this risk:

“In addition, from time to time, the Portfolio may increase the relative emphasis of its investments in a particular industry.”

75.                 Comment:                           With respect to the risk entitled “Special Situations” included in the portfolio’s principal risks section, the Staff requested that the Registrant clarify what part of the portfolio’s principal investment strategies initiates the need for this risk.

Response:                             The Registrant submits that the following statement contained in the second sentence of the 7th paragraph of the portfolio’s principal investment strategies initiates the need for this risk:  “…and cyclical opportunities in the business cycle and sector or industries that may benefit from those opportunities.”

ING PIMCO Total Return Portfolio Class ADV and Class S Prospectus

76.                 Comment:                           The Staff requested that the Registrant confirm that any short sale expenses are less than 5bps and are included in the line item “Other Expenses” of the portfolio’s Annual Portfolio Operating Expenses table.  If these expenses are greater than 5bps the Staff requested that the Registrant provide those items in a separate line item to the table.

Response:                             The Registrant confirms that the portfolio’s short sale expenses are less than 5bps.

77.                 Comment:                           If possible, the Staff requested that the Registrant provide factors the sub-adviser considers when investing in the different security types.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes the current disclosure is appropriate.

78.                 Comment:                           With respect to the risk entitled “Market Capitalization” included in the portfolio’s principal risks section, the Staff requested that the Registrant clarify what part of the portfolio’s principal investment strategies initiates the need for this risk.

Response:                             The Registrant submits that the 3rd paragraph of the portfolio’s principal investment strategies states that the portfolio “…may invest up to 10% of its total assets in equity-related securities. Equity-relate securities share characteristics of both debt and equity, such as convertibles and preferred stock.” However, the portfolio’s principal investment strategies do not indicate a specific market capitalization range and therefore the Registrant has included the risk to cover all market capitalization ranges.

ING Pioneer High Yield Portfolio Class ADV and Class S Prospectus

79.                 Comment:                           With respect to the 5th paragraph of the portfolio’s principal investment strategies, the Staff requested that the Registrant revise the following phrase to clarify what the phrase means: “…and to manage the portfolio characteristics.”

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes that the disclosure is clear.

80.                 Comment:                           With respect to the last sentence of the 6th paragraph of the portfolio’s principal investment strategies which states “From time to time, the Portfolio may invest more than 25% of its assets in the same market segment,” the Staff requested that the Registrant confirm that this statement does not change the portfolio’s fundamental investment restriction with respect to concentration.

Response:                             The Registrant confirms that this statement does not change the portfolio’s fundamental investment restriction with respect to concentration.

ING T. Rowe Price Diversified Mid Cap Growth Portfolio Class ADV and Class S Prospectus

81.                 Comment:                           With respect to the 7th paragraph of the portfolio’s investment strategies which discloses that the portfolio may invest in other investment companies including shares of money market funds,” the Staff requested that the Registrant include a statement of how these types of investments would further the portfolio’s investment objective of seeking long-term capital appreciation.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant does not believe any further disclosure is necessary.

ING T. Rowe Price Growth Equity Portfolio Class ADV and Class S Prospectus

82.                 Comment:                           With respect to the 2nd paragraph of the portfolio’s principal investment strategies, the Staff requested that the Registrant revise the disclosure to include an explanation of “hybrid instruments.”

Response:                             The Registrant appreciates the Staff’s comment, but a definition of “hybrid instruments” appears in the SAI.  This practice is consistent with providing in the SAI a more complete definition of other types of securities in which the portfolio may invest.

ING Templeton Foreign Equity Portfolio

83.                 Comment:                           With respect to the 3rd paragraph of the portfolio’s principal investment strategies which discloses that the portfolio may invest in “derivative strategies,” the Staff requested that the Registrant revise the disclosure to include what types of derivatives will be used in accordance with past SEC guidance.

Response:                             The Registrant appreciates the Staff’s comment and has revised the disclosure as requested.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Senior Vice President and Counsel
ING Funds

Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

[ING FUNDS LOGO]

April 22, 2013

VIA EDGAR

Ms. Rebecca Marquigny

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:                          ING Partners, Inc.

(File Nos. 333-32575; 811-8319)

Dear Ms. Marquigny:

ING Partners, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.
Senior Vice President and Counsel
ING Funds

Attachments
cc:	Jeffrey Puretz, Esq.
Dechert LP